Global Diversified Industries, Inc.
1200 Airport Drive,
Chowchilla, CA 93610
(559) 665-5800
www.gdvi.net

September 26, 2008

Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 7010
Washington, D.C. 20549-7561

Attention: Jeffrey Gordon

Re: Form 8-K Item 4.01 filed September 16, 2008
      Form 8-K/A Item 4.01 and 4.02 filed September 17, 2008
      File # 333-83231

Dear Mr. Gordon:

Global Diversified Industries, Inc. (the “Company”), is hereby responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated September 19, 2008 from Terence O'Brien of the Commission to Phillip Hamilton, President and Chief Operating Officer of the Company, relating to the above captioned filings.  We have filed simultaneously filed Form 8-K/A (3) and have attached a marked copy of such Form 8-K/A(3) indicating the changes that the Company has made to the original filings.

The numbered paragraph below corresponds to the paragraph in which the comment was made. For your convenience, we have included, above each of our responses, a copy of the comment to which we are responding.

1. We note your disclosure that you terminated the engagement of your former accountants. Please amend you form 8-K to state whether the former accountant resigned, declined to stand for re-electio or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-K.

Response

The Form 8-K/A(3) now states that the accountants were dismissed and the date upon which they were dismissed.

2.  With respect to the disagreement with the former accountants, revise the Form 8-K to provide all the information required by Item 304(a)(1)(iv) of Regulation S-K.  You should not merely reference Item 4.02 as the Item 4.01 Form 8-K disclosure should stand on its own.

Response

The Staff's comment has been complied with.

3.  To the extent that you make changes to the Form 8-K to comply with our comments please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised From 8-K.

Response

Updated Exhibits 16.1 and 16.2 have filed with the Form 8-K/A(3)

4.  When you file yur amended From 8-K, please include all disclosures required by Item 304 of Regulation S-K within the Form 8-K, including the disclosures regarding the engagement of new accountants.

Response

The Form 8-K/A(3) contains the disclosures required by Item 304 of Regulation S-K.

5.  We have also reviewed your Item 4.02 disclosure for compliance with the form requirements.  You have disclosed that you intend to file restated financial statements.  However, you have not indicated when you intend to do so.  Please tell us when you intend to file restated financial statements.  We may have further comments after you file restated financial statements.

Please be advised that the Company hereby acknowledges that:

a) The company is responsible for the adequacy and accuracy of the disclosure in the filings;

b) The Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the commission from taking any action with respect to the filings; and

c)The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We have arranged for delivery to the attention of each of Jeffrey Gordon and Ernest Greene of the Commission via Federal Express for overnight delivery three copies of this response letter together with marked copies of Form 8-K/A(3)

Very truly yours,

Global Diversified Industries, Inc.

By: /s/ Phillip Hamilton
Phillip Hamilton, President and CEO